SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to
SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

MOTOROLA, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.01 par value per share
(Title of Class of Securities)

620076109
(CUSIP Number of Class of Securities)

Greg A. Lee
Senior Vice President, Human Resources
1303 East Algonquin Road
Schaumburg, Illinois 60196
(847) 576-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Persons)

Copies to:
Craig A. Roeder
Christopher M. Bartoli
Baker & McKenzie LLP
One Prudential Plaza, Suite 3500
130 East Randolph Drive
Chicago, Illinois 60601
(312) 861-8000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$163,439,907	$9,119.95

*	Calculated solely for purposes of determining the applicable filing fee. This amount assumes that options to purchase 112,338,621 shares of common stock of Motorola, Inc. having an aggregate value of $163,439,907 as of May 11, 2009 will be exchanged or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black—Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $55.80 for each $1,000,000 of the value of the transaction.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$9,119.95.
Form or Registration No.:	Schedule TO-I.
Filing party:	Motorola, Inc.
Date filed:	May 14, 2009.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 12. Exhibits
SIGNATURE
INDEX TO EXHIBITS
EX-99.(A)(1)(N)

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on May 14, 2009 (the “Schedule TO”) by Motorola, Inc., a Delaware corporation (“Motorola” or the “Company”), in connection with the Company’s offer to exchange to exchange certain outstanding stock options to purchase up to an aggregate of 112,338,621 shares of the Company’s common stock as of April 22, 2009, whether vested or unvested, that were granted prior to June 1, 2007, expire after December 31, 2009 and have an exercise price equal to or greater than $12.00 per share (the “Offer to Exchange”).
     Only those items amended are reported in this Amendment No. 1. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 1 does not modify any of the information previously reported on the Schedule TO.
Item 12. Exhibits.

(a)(1)(A)	Offer to Exchange Certain Outstanding Options for Replacement Options dated May 14, 2009.

(a)(1)(B)	Email Announcement of the Launch of the Stock Option Exchange Program dated May 14, 2009 from the Company’s Co-Chief Executive Officers, Gregory Q. Brown and Sanjay K. Jha.

(a)(1)(C)	Summary of the Motorola Stock Option Exchange Program Brochure.

(a)(1)(D)	Transcript of the Stock Option Exchange Program Overview.

(a)(1)(E)	Transcript of the Video Commentary on stock option exchange programs.

(a)(1)(F)	Paper Election Form for Email or Facsimile Transmission.

(a)(1)(G)	Confirmation of Receipt of Election Form.

(a)(1)(H)	Screen Shots of Program Website.

(a)(1)(I)	Form of Emails to Employees with Initial Login ID and Password information.

(a)(1)(J)	Form of Reminder Email.

(a)(1)(K)	Form of Email to Eligible Employees who have not logged into Program website.

(a)(1)(L)	Form of Email to Eligible Employees who have logged into Program website but not participated.

(a)(1)(M)	Form of Netherlands Specific Agreement.

*(a)(1)(N)	Memorandum to Eligible Employees with future separation of employment date and attached Example of Pro Rata Vesting

(b)	Not applicable.

(d)(1)(A)	The Motorola Omnibus Incentive Plan of 2006, as amended and restated on May 4, 2009, incorporated by reference to Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 4, 2009 (File No. 1-7221).

(d)(1)(B)	The Motorola Omnibus Incentive Plan of 2003, as amended and restated on May 4, 2009, incorporated by reference to Exhibit 10.6 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 4, 2009 (File No. 1-7221).

(d)(1)(C)	The Motorola Omnibus Incentive Plan of 2002, as amended and restated on May 4, 2009, incorporated by reference to Exhibit 10.7 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 4, 2009 (File No. 1-7221).

(d)(1)(D)	The Motorola Omnibus Incentive Plan of 2000, as amended and restated on May 4, 2009, incorporated by reference to Exhibit 10.8 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 4, 2009 (File No. 1-7221).

(d)(1)(E)	The Motorola Amended and Restated Incentive Plan of 1998, as amended and restated on May 4, 2009, incorporated by reference to Exhibit 10.9 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 4, 2009 (File No. 1-7221).

(d)(1)(F)	The Motorola Compensation/Acquisition Plan of 2000, as amended and restated on May 4, 2009, incorporated by reference to Exhibit 10.10 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 4, 2009 (File No. 1-7221).

(d)(1)(G)	Form of Motorola, Inc. Award Document — Terms and Conditions Related To Employees Nonqualified Stock Options relating to the Motorola Omnibus Incentive Plan of 2006 for Replacement Options to be granted on or about June 12, 2009.

(d)(1)(H)	Form of Motorola, Inc. Award Document — Terms and Conditions Related To Employees Nonqualified Stock Options relating to the Motorola Omnibus Incentive Plan of 2006 (broker-assisted-mandatory cashless) for Replacement Options to be granted on or about June 12, 2009.

(d)(1)(I)	Form of Motorola Stock Option Consideration Agreement in connection with the Replacement Option grant to be made on or about June 12, 2009.

(d)(1)(J)	Form of Motorola, Inc. Award Document-Terms and Conditions Related to Employee Nonqualified Stock Options relating to the Motorola Omnibus Incentive Plan of 2006 for grants on or after February 11, 2007, incorporated by reference to Exhibit 10.37 to Motorola’s Report on Form 8-K filed on February 15, 2007 (File No. 1-7221).

(d)(1)(K)	Form of Motorola, Inc. Award Document — Terms and Conditions Related to Employee Nonqualified Stock Options, broker-assisted (mandatory cashless) for grants on or after February 11, 2007.

(d)(1)(L)	Form of Motorola, Inc. Award Document — Terms and Conditions Related to Employee French Qualified Stock Options for grants on or after February 11, 2007.

(d)(1)(M)	Form of Motorola Stock Option Consideration Agreement for grants on or after February 11, 2007, incorporated by reference to Exhibit 10.4 to Motorola’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 (File No. 1-7221).

(d)(1)(N)	Form of Motorola, Inc. Restricted Stock Unit Agreement relating to the Motorola Omnibus Incentive Plan of 2006 for grants to Appointed Vice Presidents and Elected Officers, effective January 1, 2009, incorporated by reference to Exhibit No. 10.4 to Motorola’s annual report on Form 10-K for the fiscal year ending December 31, 2008.

(d)(1)(O)	Motorola, Inc. Award Document for the Motorola Omnibus Incentive Plan of 2006, Terms and Conditions Related to Employee Nonqualified Stock Options granted to Gregory Q. Brown on January 31, 2008 (Market-based vesting), incorporated by reference to Exhibit 10.9 to Motorola’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (File No. 1-7221).

(d)(1)(P)	Form of Motorola Stock Option Consideration Agreement for Gregory Q. Brown for grants on or after January 31, 2008, incorporated by reference to Exhibit 10.10 to Motorola’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (File No. 1-7221).

(d)(1)(Q)	Form of Motorola, Inc. Restricted Stock Unit Award Agreement for Gregory Q. Brown relating to the Motorola Omnibus Incentive Plan of 2006 for grants on or after January 31, 2008, incorporated by reference to Exhibit No. 10.11 to Motorola’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (File No. 1-7221).

(d)(1)(R)	Amendment approved on December 30, 2008 to the form of Restricted Stock Unit Award Agreements described above as Exhibits (d)(1)(N) and (d)(1)(Q), incorporated by reference to Exhibit 10.22 to Motorola’s Report on Form 10-K for the fiscal year ended December 31, 2008, (File No. 1-7221).

(d)(1)(S)	Form of Motorola, Inc. Award Document-Terms and Conditions Related to Employee Nonqualified Stock Options for Gregory Q. Brown, relating to the Motorola Omnibus Incentive Plan of 2006 for grants on or after May 7, 2009, incorporated by reference to Exhibit No. 10.13 to Motorola’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 4, 2009 (File No. 1-7221).

(d)(1)(T)	Form of Stock Option Consideration Agreement for Gregory Q. Brown for grants on or after May 7, 2009, incorporated by reference to Exhibit No. 10.14 to Motorola’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 4, 2009 (File No. 1-7221).

(d)(1)(U)	Form of Motorola, Inc. Restricted Stock Unit Award Agreement for Gregory Q. Brown relating to the Motorola Omnibus Incentive Plan of 2006, for grants on or after May 7, 2009, incorporated by reference to Exhibit No. 10.15 to Motorola’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 4, 2009 (File No. 1-7221).

(d)(1)(V)	Form of Deferred Stock Units Agreement between Motorola, Inc. and its non-employee directors, relating to the deferred stock units issued in lieu of cash compensation to directors under the Motorola Omnibus Incentive Plan of 2006 or any successor plan, for acquisitions on or after February 11, 2007, incorporated by reference to Exhibit 10.8 to Motorola’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 (File No. 1-272210).

(d)(1)(W)	Form of Deferred Stock Units Award Agreement between Motorola, Inc. and its non-employee directors under the Motorola Omnibus Incentive Plan of 2006 or any successor plan for grants on or after February 11, 2007, incorporated by reference to Exhibit 10.9 to Motorola’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 (File No. 1-27221).

(d)(1)(X)	Form of Motorola, Inc. Award Document—Terms and Conditions Related to Non-Employee Director Nonqualified Stock Options relating to the Motorola Omnibus Incentive Plan of 2002 , incorporated by reference to Exhibit 10.2 to Motorola’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 30, 2002 (File No. 1-7221).

(d)(1)(Y)	Form of Deferred Stock Units Agreement between Motorola, Inc. and its non-employee directors, relating to the deferred stock units issued in lieu of cash compensation to directors under the Motorola Omnibus Incentive Plan of 2003 or any successor plan, for acquisitions from January 1, 2006 to February 11, 2007, incorporated by reference to Exhibit No. 10.25 to Motorola’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (File No. 1-7221).

(d)(1)(Z)	Motorola Non-Employee Directors Stock Plan, as amended and restated on May 6, 2003, incorporated by reference to Exhibit 10.20 to Motorola’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 29, 2003 (File No. 1-7221).

(d)(1)(AA)	2009 Motorola Incentive Plan, incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 8-K filed on March 20, 2009 (File No. 1-7221).

(d)(1)(BB)	2009 Performance Measures under the 2009 Motorola Incentive Plan, incorporated by reference to Exhibit 10.2 to the Company’s Report on Form 8-K filed on March 20, 2009 (File No. 1-7221).

(d)(1)(CC)	Motorola Long-Range Incentive Plan (LRIP) of 2009, incorporated by reference to Exhibit 10.3 to Motorola’s Form 8-K filed on March 20, 2009 (File No. 1- 7221).

(d)(1)(DD)	2009 Performance Measures under the Motorola Long Range Incentive Plan of 2009, incorporated by reference to Exhibit 10.4 to Motorola’s Form 8-K filed on March 20, 2009 (File No. 1-7221).

(d)(1)(EE)	Motorola Elected Officers Supplementary Retirement Plan, as amended through May 8, 2007, incorporated by reference to Exhibit No. 10.29 to Motorola’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2007 (File No. 1-7221).

(d)(1)(FF)	First Amendment to the Motorola Elected Officers Supplementary Retirement Plan, adopted December 15, 2008, incorporated by reference to Exhibit 10.1 to Motorola’s Report on Form 8-K filed on December 17, 2008 (File No. 1-7221).

(d)(1)(GG)	Motorola Management Deferred Compensation Plan, as amended through May 2, 2006 (incorporated by reference to Exhibit No. 10.29 to Motorola’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 1, 2006 (File No. 1-7221)).

(d)(1)(HH)	Motorola, Inc. Senior Officer Amended and Restated Change in Control Severance Plan, incorporated by reference to Exhibit 10.44 to Motorola’s Report on Form 10-K for the fiscal year ended December 31, 2008 (File No. 1-7221).

(d)(1)(II)	Motorola, Inc. Executive Severance Plan, as amended through December 31, 2008, Effective October 1, 2008, incorporated by reference to Exhibit 10.45 to Motorola’s Report on Form 10-K for the fiscal year ended December 31, 2008 (File No. 1-7221).

(d)(1)(JJ)	Motorola, Inc. Retiree Basic Life Insurance for Elected Officers prior to January 1, 2004 who retire after January 1, 2005 (incorporated by reference to Exhibit 10.36 to Motorola’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (File No. 1-7221)).

(d)(1)(KK)	Arrangement for directors’ fees and retirement plan for non-employee directors (description incorporated by reference from the information under the caption “How Are the Directors Compensated?” of Motorola’s Proxy Statement for the Annual Meeting of Stockholders to be held on May 4, 2009 (“Motorola Proxy Statement”)).

(d)(1)(LL)	Insurance covering non-employee directors and their spouses (including a description incorporated by reference from the information under the caption “Director Retirement Plan and Insurance Coverage” of the Motorola Proxy Statement and to Exhibit 10.57 to Motorola’s Report on Form 10-Q for the fiscal quarter ended March 29, 2008 (File No. 1-7221)).

(d)(1)(MM)	Employment Agreement dated August 27, 2008 by and between Motorola, Inc. and Gregory Q. Brown (incorporated by reference to Exhibit 10.1 to Motorola’s Report on Form 8-K filed on August 29, 2008 (File No. 1-7221)).

(d)(1)(NN)	Amendment made on December 15, 2008 to the Employment Agreement dated August 27, 2008 by and between Motorola, Inc. and Gregory Q. Brown, incorporated by reference to Exhibit 10.50 to Motorola’s Report on Form 10-K for the fiscal year ended December 31, 2008 (File No. 1-7221).

(d)(1)(OO)	Employment Agreement dated August 4, 2008 by and between Motorola, Inc. and Sanjay K. Jha (incorporated by reference to Exhibit 10.1 to Motorola’s Report on Form 8-K filed on August 4, 2008 (File No. 1-7221)).

(d)(1)(PP)	Amendment made on December 15, 2008 to the Employment Agreement dated August 4, 2008 by and between Motorola, Inc. and Sanjay K. Jha, incorporated by reference to Exhibit 10.52 to Motorola’s Report on Form 10-K for the fiscal year ended December 31, 2008 (File No. 1-7221).

(d)(1)(QQ)	Description of Certain Compensatory Arrangements between Motorola, Inc. and Gregory Q. Brown and between Motorola, Inc. and Sanjay K. Jha, as of December 15, 2008, incorporated by reference to Exhibit 10.53 to Motorola’s Report on Form 10-K for the fiscal year ended December 31, 2008, (File No. 1-7221).

(d)(1)(RR)	Amended and Restated Employment Agreement between Thomas J. Meredith and Motorola, Inc. (As Amended January 30, 2008) (incorporated by reference to Exhibit 10.48 to Motorola’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (File No. 1-7221)).

(d)(1)(SS)	Aircraft Time Sharing Agreement dated May 4, 2009, by and between Motorola, Inc. and Gregory Q. Brown, incorporated by reference to Exhibit No. 10.11 to Motorola’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 4, 2009 (File No. 1-7221).

(d)(1)(TT)	Aircraft Time Sharing Agreement dated May 4, 2009, by and between Motorola, Inc. and Sanjay K. Jha, incorporated by reference to Exhibit No. 10.12 to Motorola’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 4, 2009 (File No. 1-7221).

(g)	Not applicable

(h)	Not applicable.

*	Filed herewith

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

MOTOROLA, INC.
/s/ Greg A. Lee,
Greg A. Lee, Senior Vice President, Human
Resources, Motorola, Inc.

Date: May 28, 2009

INDEX TO EXHIBITS

Exhibit
Number	Description

(a)(1)(A)	Offer to Exchange Certain Outstanding Options for Replacement Options dated May 14, 2009.

(a)(1)(B)	Email Announcement of the Launch of the Stock Option Exchange Program dated May 14, 2009 from the Company’s Co-Chief Executive Officers, Gregory Q. Brown and Sanjay K. Jha.

(a)(1)(C)	Summary of the Motorola Stock Option Exchange Program Brochure.

(a)(1)(D)	Transcript of the Stock Option Exchange Program Overview.

(a)(1)(E)	Transcript of the Video Commentary on stock option exchange programs.

(a)(1)(F)	Paper Election Form for Email or Facsimile Transmission.

(a)(1)(G))	Confirmation of Receipt of Election Form.

(a)(1)(H)	Screen Shots of Program Website.

(a)(1)(I)	Form of Emails to Employees with Initial Login ID and Password information.

(a)(1)(J)	Form of Reminder Email.

(a)(1)(K)	Form of Email to Eligible Employees who have not logged into Program website.

(a)(1)(L)	Form of Email to Eligible Employees who have logged into Program website but not participated.

(a)(1)(M)	Form of Netherlands Specific Agreement.

*(a)(1)(N)	Memorandum to Eligible Employees with future separation of employment date and attached Example of Pro Rata Vesting

(b)	Not applicable.

(d)(1)(A)	The Motorola Omnibus Incentive Plan of 2006, as amended and restated on May 4, 2009, incorporated by reference to Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 4, 2009 (File No. 1-7221).

(d)(1)(B)	The Motorola Omnibus Incentive Plan of 2003, as amended and restated on May 4, 2009, incorporated by reference to Exhibit 10.6 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 4, 2009 (File No. 1-7221).

(d)(1)(C)	The Motorola Omnibus Incentive Plan of 2002, as amended and restated on May 4, 2009, incorporated by reference to Exhibit 10.7 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 4, 2009 (File No. 1-7221).

(d)(1)(D)	The Motorola Omnibus Incentive Plan of 2000, as amended and restated on May 4, 2009, incorporated by reference to Exhibit 10.8 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 4, 2009 (File No. 1-7221).

Exhibit
Number	Description

(d)(1)(E)	The Motorola Amended and Restated Incentive Plan of 1998, as amended and restated on May 4, 2009, incorporated by reference to Exhibit 10.9 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 4, 2009 (File No. 1-7221).

(d)(1)(F)	The Motorola Compensation/Acquisition Plan of 2000, as amended and restated on May 4, 2009, incorporated by reference to Exhibit 10.10 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 4, 2009 (File No. 1-7221).

(d)(1)(G)	Form of Motorola, Inc. Award Document — Terms and Conditions Related To Employees Nonqualified Stock Options relating to the Motorola Omnibus Incentive Plan of 2006 for Replacement Options to be granted on or about June 12, 2009.

(d)(1)(H)	Form of Motorola, Inc. Award Document — Terms and Conditions Related To Employees Nonqualified Stock Options relating to the Motorola Omnibus Incentive Plan of 2006 (broker-assisted-mandatory cashless) for Replacement Options to be granted on or about June 12, 2009.

(d)(1)(I)	Form of Motorola Stock Option Consideration Agreement in connection with the Replacement Option grant to be made on or about June 12, 2009.

(d)(1)(J)	Form of Motorola, Inc. Award Document-Terms and Conditions Related to Employee Nonqualified Stock Options relating to the Motorola Omnibus Incentive Plan of 2006 for grants on or after February 11, 2007, incorporated by reference to Exhibit 10.37 to Motorola’s Report on Form 8-K filed on February 15, 2007 (File No. 1-7221).

(d)(1)(K)	Form of Motorola, Inc. Award Document — Terms and Conditions Related to Employee Nonqualified Stock Options, broker-assisted (mandatory cashless) for grants on or after February 11, 2007.

(d)(1)(L)	Form of Motorola, Inc. Award Document — Terms and Conditions Related to Employee French Qualified Stock Options for grants on or after February 11, 2007.

(d)(1)(M)	Form of Motorola Stock Option Consideration Agreement for grants on or after February 11, 2007, incorporated by reference to Exhibit 10.4 to Motorola’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 (File No. 1-7221).

(d)(1)(N)	Form of Motorola, Inc. Restricted Stock Unit Agreement relating to the Motorola Omnibus Incentive Plan of 2006 for grants to Appointed Vice Presidents and Elected Officers, effective January 1, 2009, incorporated by reference to Exhibit No. 10.4 to Motorola’s annual report on Form 10-K for the fiscal year ending December 31, 2008.

(d)(1)(O)	Motorola, Inc. Award Document for the Motorola Omnibus Incentive Plan of 2006, Terms and Conditions Related to Employee Nonqualified Stock Options granted to Gregory Q. Brown on January 31, 2008 (Market-based vesting), incorporated by reference to Exhibit 10.9 to Motorola’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (File No. 1-7221).

(d)(1)(P)	Form of Motorola Stock Option Consideration Agreement for Gregory Q. Brown for grants on or after January 31, 2008, incorporated by reference to Exhibit 10.10 to Motorola’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (File No. 1-7221).

(d)(1)(Q)	Form of Motorola, Inc. Restricted Stock Unit Award Agreement for Gregory Q. Brown relating to the Motorola Omnibus Incentive Plan of 2006 for grants on or after January 31, 2008, incorporated by reference to Exhibit No. 10.11 to Motorola’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (File No. 1-7221).

(d)(1)R)	Amendment approved on December 30, 2008 to the form of Restricted Stock Unit Award Agreements described above as Exhibits (d)(1)(N) and (d)(1)(Q), incorporated by reference to Exhibit 10.22 to Motorola’s Report on Form 10-K for the fiscal year ended December 31, 2008, (File No. 1-7221).

Exhibit
Number	Description

(d)(1)(S)	Form of Motorola, Inc. Award Document-Terms and Conditions Related to Employee Nonqualified Stock Options for Gregory Q. Brown, relating to the Motorola Omnibus Incentive Plan of 2006 for grants on or after May 7, 2009, incorporated by reference to Exhibit No. 10.13 to Motorola’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 4, 2009 (File No. 1-7221).

(d)(1)(T)	Form of Stock Option Consideration Agreement for Gregory Q. Brown for grants on or after May 7, 2009, incorporated by reference to Exhibit No. 10.14 to Motorola’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 4, 2009 (File No. 1-7221).

(d)(1)(U)	Form of Motorola, Inc. Restricted Stock Unit Award Agreement for Gregory Q. Brown relating to the Motorola Omnibus Incentive Plan of 2006, for grants on or after May 7, 2009, incorporated by reference to Exhibit No. 10.15 to Motorola’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 4, 2009 (File No. 1-7221).

(d)(1)(V)	Form of Deferred Stock Units Agreement between Motorola, Inc. and its non-employee directors, relating to the deferred stock units issued in lieu of cash compensation to directors under the Motorola Omnibus Incentive Plan of 2006 or any successor plan, for acquisitions on or after February 11, 2007, incorporated by reference to Exhibit 10.8 to Motorola’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 (File No. 1-272210).

(d)(1)(W)	Form of Deferred Stock Units Award Agreement between Motorola, Inc. and its non-employee directors under the Motorola Omnibus Incentive Plan of 2006 or any successor plan for grants on or after February 11, 2007, incorporated by reference to Exhibit 10.9 to Motorola’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 (File No. 1-27221).

(d)(1)(X)	Form of Motorola, Inc. Award Document—Terms and Conditions Related to Non-Employee Director Nonqualified Stock Options relating to the Motorola Omnibus Incentive Plan of 2002, incorporated by reference to Exhibit 10.2 to Motorola’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 30, 2002 (File No. 1-7221).

(d)(1)(Y)	Form of Deferred Stock Units Agreement between Motorola, Inc. and its non-employee directors, relating to the deferred stock units issued in lieu of cash compensation to directors under the Motorola Omnibus Incentive Plan of 2003 or any successor plan, for acquisitions from January 1, 2006 to February 11, 2007, incorporated by reference to Exhibit No. 10.25 to Motorola’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (File No. 1-7221).

(d)(1)(Z)	Motorola Non-Employee Directors Stock Plan, as amended and restated on May 6, 2003, incorporated by reference to Exhibit 10.20 to Motorola’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 29, 2003 (File No. 1-7221).

(d)(1)(AA)	2009 Motorola Incentive Plan, incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 8-K filed on March 20, 2009 (File No. 1-7221).

(d)(1)(BB)	2009 Performance Measures under the 2009 Motorola Incentive Plan, incorporated by reference to Exhibit 10.2 to the Company’s Report on Form 8-K filed on March 20, 2009 (File No. 1-7221).

(d)(1)(CC)	Motorola Long-Range Incentive Plan (LRIP) of 2009, incorporated by reference to Exhibit 10.3 to Motorola’s Form 8-K filed on March 20, 2009 (File No. 1-7221).

(d)(1)(DD)	2009 Performance Measures under the Motorola Long Range Incentive Plan of 2009, incorporated by reference to Exhibit 10.4 to Motorola’s Form 8-K filed on March 20, 2009 (File No. 1-7221).

(d)(1)(EE)	Motorola Elected Officers Supplementary Retirement Plan, as amended through May 8, 2007, incorporated by reference to Exhibit No. 10.29 to Motorola’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2007 (File No. 1-7221).

Exhibit
Number	Description

(d)(1)(FF)	First Amendment to the Motorola Elected Officers Supplementary Retirement Plan, adopted December 15, 2008, incorporated by reference to Exhibit 10.1 to Motorola’s Report on Form 8-K filed on December 17, 2008 (File No. 1-7221).

(d)(1)(GG)	Motorola Management Deferred Compensation Plan, as amended through May 2, 2006 (incorporated by reference to Exhibit No. 10.29 to Motorola’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 1, 2006 (File No. 1-7221)).

(d)(1)(HH)	Motorola, Inc. Senior Officer Amended and Restated Change in Control Severance Plan, incorporated by reference to Exhibit 10.44 to Motorola’s Report on Form 10-K for the fiscal year ended December 31, 2008 (File No. 1-7221).

(d)(1)(II)	Motorola, Inc. Executive Severance Plan, as amended through December 31, 2008, Effective October 1, 2008, incorporated by reference to Exhibit 10.45 to Motorola’s Report on Form 10-K for the fiscal year ended December 31, 2008 (File No. 1-7221).

(d)(1)(JJ)	Motorola, Inc. Retiree Basic Life Insurance for Elected Officers prior to January 1, 2004 who retire after January 1, 2005 (incorporated by reference to Exhibit 10.36 to Motorola’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (File No. 1-7221)).

(d)(1)(KK)	Arrangement for directors’ fees and retirement plan for non-employee directors (description incorporated by reference from the information under the caption “How Are the Directors Compensated?” of Motorola’s Proxy Statement for the Annual Meeting of Stockholders to be held on May 4, 2009 (“Motorola Proxy Statement”)).

(d)(1)(LL)	Insurance covering non-employee directors and their spouses (including a description incorporated by reference from the information under the caption “Director Retirement Plan and Insurance Coverage” of the Motorola Proxy Statement and to Exhibit 10.57 to Motorola’s Report on Form 10-Q for the fiscal quarter ended March 29, 2008 (File No. 1-7221)).

(d)(1)(MM)	Employment Agreement dated August 27, 2008 by and between Motorola, Inc. and Gregory Q. Brown (incorporated by reference to Exhibit 10.1 to Motorola’s Report on Form 8-K filed on August 29, 2008 (File No. 1-7221)).

(d)(1)(NN)	Amendment made on December 15, 2008 to the Employment Agreement dated August 27, 2008 by and between Motorola, Inc. and Gregory Q. Brown, incorporated by reference to Exhibit 10.50 to Motorola’s Report on Form 10-K for the fiscal year ended December 31, 2008 (File No. 1-7221).

(d)(1)(OO)	Employment Agreement dated August 4, 2008 by and between Motorola, Inc. and Sanjay K. Jha (incorporated by reference to Exhibit 10.1 to Motorola’s Report on Form 8-K filed on August 4, 2008 (File No. 1-7221)).

(d)(1)(PP)	Amendment made on December 15, 2008 to the Employment Agreement dated August 4, 2008 by and between Motorola, Inc. and Sanjay K. Jha, incorporated by reference to Exhibit 10.52 to Motorola’s Report on Form 10-K for the fiscal year ended December 31, 2008 (File No. 1-7221).

(d)(1)(QQ)	Description of Certain Compensatory Arrangements between Motorola, Inc. and Gregory Q. Brown and between Motorola, Inc. and Sanjay K. Jha, as of December 15, 2008, incorporated by reference to Exhibit 10.53 to Motorola’s Report on Form 10-K for the fiscal year ended December 31, 2008, (File No. 1-7221).

(d)(1)(RR)	Amended and Restated Employment Agreement between Thomas J. Meredith and Motorola, Inc. (As Amended January 30, 2008) (incorporated by reference to Exhibit 10.48 to Motorola’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (File No. 1-7221)).

Exhibit
Number	Description

(d)(1)(SS)	Aircraft Time Sharing Agreement dated May 4, 2009, by and between Motorola, Inc. and Gregory Q. Brown, incorporated by reference to Exhibit No. 10.11 to Motorola’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 4, 2009 (File No. 1-7221).

(d)(1)(TT)	Aircraft Time Sharing Agreement dated May 4, 2009, by and between Motorola, Inc. and Sanjay K. Jha, incorporated by reference to Exhibit No. 10.12 to Motorola’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 4, 2009 (File No. 1-7221).

(g)	Not applicable

(h)	Not applicable.

*	Filed herewith